P.O. Box 2600
Valley Forge, PA 19482-2600
(610) 669-8005
seth_ruderman@vanguard.com

June 17, 2019

Lisa N. Larkin, Esq.
U.S. Securities and Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE: Vanguard Trustees’ Equity Fund (the “Trust”)
File No. 2-65955-99
Post-Effective Amendment No. 86

Dear Ms. Larkin,

This letter responds to your comments provided via telephone on May 22, 2019, on the above-
referenced post-effective amendment. The comments apply to Vanguard Commodity Strategy Fund
(the “Fund”), a series of the Trust.

Comment 1:	Prospectus – Fund Summary – Principal Investment Strategies
Comment:	The Fund discloses that it may engage in transactions involving total return swaps. A total return swap is a senior security for purposes of Section 18 of the
Investment Company Act of 1940 (the “1940 Act”). When a fund engages in a total return swap, the fund will need to set aside an appropriate amount of liquid assets as determined by Staff guidance to address Section 18 concerns. See
Investment Company Act Release No. 10666. Please note that the Commission has issued a release proposing to update the regulations regarding fund use of derivatives for purposes of Section 18. Accordingly, please note that the
Commission could issue a new rule or guidance relating to fund use of derivatives which could impact the manner in which the fund operates.

Response:	We acknowledge the issuance of this release and this possible future rulemaking or guidance.

Comment 2:	Prospectus – Fund Summary – Annual Fund Operating Expenses Table
Comment:	Confirm that the acquired fund fees and expenses (“AFFE”) are less than one basis point or add a line item for AFFE to the table.

Response:	We have amended the fee table to include AFFE.

Lisa Larkin, Esq.
February 1, 2019

Comment 3:	Prospectus – Subsidiary
Comment:	The Fund’s principal investment strategies indicate that the Fund will invest in a subsidiary. Please address the following comments with respect to the subsidiary:

(1) Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiary.
(2) Disclose that the subsidiary’s investment adviser complies with the provisions of the 1940 Act relating to investment advisory contracts
(Section 15) as an investment adviser to the Fund, as defined under
Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the subsidiary and the investment adviser is a material contract that should be included as an exhibit to the registration statement.
(3) Disclose that the subsidiary complies with provisions related to custody and affiliated transactions under Section 17 of the 1940 Act.
(4) Identify the custodian of the subsidiary.
(5) Disclose whether the Fund has received a private letter ruling from the
IRS stating that undistributed income derived from its subsidiary is qualifying income. If the Fund has not received a private letter ruling, disclose its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.
(6) Disclose the subsidiary’s principal investment strategies and risks.
(7) Confirm that the subsidiary’s financial statements will be consolidated with those of the Fund.
(8) Confirm in correspondence that (a) the subsidiary’s management fee will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Fee Table in the Fund’s prospectus;
(b) the subsidiary and its board of directors has agreed to or will agree to designate an agent for service of process in the United States; and (c) the subsidiary and its board of directors has agreed to or will agree to inspection by the Staff of its books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response:	The subsidiary is a wholly owned subsidiary of the Fund domiciled in the
Cayman Islands. The subsidiary is not a registered investment company under the
1940 Act. Although the subsidiary is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, the
Fund is aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the subsidiary) what it is prohibited from doing directly. The subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).

Lisa Larkin, Esq.
February 1, 2019

In terms of the operation of the subsidiary, the Fund confirms the following:

•	In complying with its fundamental and nonfundamental investment restrictions, the Fund will typically aggregate its direct investments with the subsidiary’s investments when testing for compliance with each investment restriction. However, the subsidiary will independently
“segregate” liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the
Fund segregates assets for, or offsets, similar transactions the Fund engages in directly. The Fund makes different investments and employs a different investment strategy than the subsidiary. For these reasons, the
Fund and the subsidiary do not have identical investment policies.
•	The subsidiary will comply with Section 18 of the 1940 Act.
•	While the Fund and the subsidiary will have the same adviser, Vanguard, the subsidiary is not considered a registered investment company under the 1940 Act and is not subject to Section 15 of the 1940 Act. The purpose of the subsidiary is to provide commodity exposure for the Fund. The
Fund’s investment in the subsidiary has been approved by the Fund’s board of trustees.
•	The subsidiary and the Fund will utilize the same custodian, State Street
Bank and Trust Company. The assets of the subsidiary will be held at a
U.S. bank or an eligible foreign custodian. The subsidiary will comply with provisions related to custody and affiliated transactions under Section
17 of the 1940 Act.
•	The Fund has not received a private letter ruling from the IRS regarding undistributed income from its subsidiary. The Fund intends to rely upon final regulations published by the IRS in Treasury Decision 9851 on
March 19, 2019 (84 FR 9959). Under those final regulations, undistributed income from a subsidiary is qualifying income for a fund provided the income is connected to the fund’s business of investing in stock, securities, or currencies. The final regulations reverse the IRS’s position from its proposed regulations, which would have required a subsidiary’s income to be distributed to its parent fund in order for it to be qualifying income. In light of the final regulations, and after consulting with both external and internal tax counsel, the Fund has determined that income derived from investment in its subsidiary should constitute qualifying income for U.S. federal income tax purposes.
•	The subsidiary’s principal investment strategies are described on page 8 of the Fund’s prospectus as follows: “The Fund gains exposure to commodities primarily by investing in [the subsidiary], which in turn invests in commodity-linked investments and fixed income securities
The subsidiary’s fixed income investments may include, but are not

Lisa Larkin, Esq.
February 1, 2019

limited to, inflation-indexed securities, cash and cash equivalent investments, money market instruments, or other short-term instruments.
Fixed income investments provide liquidity for the subsidiary and may serve as margin or collateral for the subsidiary’s commodity-linked investments.” The subsidiary’s principal risks are included in the description of subsidiary investment risk on page 4 of the Fund’s prospectus: “Risks associated with the subsidiary’s underlying investments… include commodity-linked investment risk, derivatives risk, tax risk, inflation-linked investment risks, other fixed income investment risks, and manager risk.” Each of these risks is described under the
“Principal Risks” heading beginning on page 3 of the Fund’s prospectus.
In addition, the following statement is included on page 8 of the Fund’s prospectus: “The Fund’s ownership of the subsidiary exposes it to the same risks as if it were invested directly in the assets owned by the subsidiary.”
• As a wholly owned subsidiary, the subsidiary’s financial statements will be consolidated with the Fund’s financial statements.
• The subsidiary will consent to service of process and the examination of its books and records.
• The subsidiary’s expenses will be reflected in the Fund’s fee table in
“Acquired Fund Fees and Expenses.”

Comment 4:	Prospectus – More on the Fund – Security Selection
Comment:	Per Item 9(b)(2) of Form N-1A, please describe in general terms how the advisor determines which securities to sell.

Response:	A discussion of how the Fund’s advisor determines which securities to buy and sell appears in the More on the Fund section of the Fund’s prospectus under the heading “Security Selection.” We have updated this disclosure as follows:
“Vanguard manages the Fund through the use of a continually evolving process that was developed and is managed by Vanguard’s Quantitative Equity Group. All potential enhancements to the process go through rigorous vetting and validation before being implemented. The portfolio managers use the resulting process to
	determine which instruments to buy long and sell short for the portfolio	While
the Fund predominantly holds long positions, the Fund’s performance depends on the net returns of its long and short positions. It is possible for the Fund to experience a net loss across all positions. If the Fund’s investment program is successful, however, the net returns of its long and short positions will produce long-term capital appreciation.”

Lisa Larkin, Esq.
February 1, 2019

Comment 5:	SAI – Senior Securities
Comment:	Please disclose the Fund’s policy on senior securities.

Response:	We have added the following disclosure to the Fundamental Policies section of the Fund’s SAI: “The Fund may not issue senior securities except as permitted by the 1940 Act or other governing statute, by the rules thereunder, or by the SEC or other regulatory agency with authority over the Fund.”

Comment 6:	SAI – Industry Concentration
Comment:	Please add “a group of industries” to the Fund’s industry concentration policy to conform with Item 16(c)(1)(iv) of Form N-1A.

Response:	We have added the requested disclosure.

Tandy Requirements
As required by the SEC, the Fund acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes in response to Staff comments in the filings reviewed by the
Staff do not foreclose the Commission from taking any action with respect to the filing.
•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-8005 with any questions or comments regarding the above responses. Thank you.

Sincerely,

Seth Ruderman
Senior Counsel
The Vanguard Group, Inc.